Mail Stop 3561

November 3, 2006

Fred J. Fowler
Chief Executive Officer
Gas Spinco, Inc.
5400 Westheimer Court
Houston, TX 77056

> **Re:** **Gas SpinCo, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed October 23, 2006**
> **File No. 1-33007**

Dear Mr. Fowler:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 20

Risks Relating to the Separation, page 24

The distribution could result in significant tax liability, page 27

1. Please revise to discuss the risk that the condition to obtain an IRS ruling or tax opinion is a waivable condition.

2. Please discuss the risk that until the distribution occurs, Duke Energy has sole discretion to change the terms of the spin-off in ways that may not be favorable to you.

Forward-Looking Statements, page 30

3. We note your response to comment 12 in our letter dated October 6, 2006 and reissue the comment.

Pro Forma Condensed Consolidated Balance Sheet (unaudited), page 55

4. We note your response to comment 16 in our letter dated October 6, 2006. Further, we note the disclosure regarding the Sonatrach/Sonatrading Arbitration in your Form 10-Q for the fiscal quarter ended June 20, 2006. In this regard, we see that the tribunal found that Duke LNG breached the LNG Purchase Agreement by failing to perform marketing obligations. You also state that the final hearing on damages was concluded in March 2006, and the parties are awaiting a ruling from the tribunal. Please explain to us the status to date regarding the final hearing on damages.

Business, page 135

History and Development, page 144

5. We note your response to comment 2 in our letter dated October 6, 2006. Please revise to quantify the nominal consideration paid for the 1,000 shares of common stock.

Supplies and Raw Materials, page 157

6. We note your response to comment 32 in our letter dated October 6, 2006. Please file any agreements that you have with these major suppliers.

Management, page 166

7. We note your response to comment 33 in our letter dated October 6, 2006 and partially reissue the comment. Please expand the business description of Paul M. Anderson to describe his business experience between July 2002 and November 2003.

Certain Relationships and Related Party Transactions, page 185

8. We note your response to comment 36 in our letter dated October 6, 2006. Please revise to describe the $200 million separation payment under this section.

Notes to Consolidated Financial Statements, page F-13

9. We note your response to comment 39 in our letter dated October 6, 2006. Please tell us how the carrying value was established for the TEPPCO GP and LP interests. We presume such amounts were established with the acquisition of PanEnergy Corp at fair value. If so, tell us in detail how you determined fair value. If such acquisition was accounted for as a pooling, please tell us how the goodwill in the DEFS segment arose. We may have further comment.

******

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Kurt Murao, Attorney Advisor, at (202) 551-3338, Peggy Kim, Senior Staff Attorney, at (202) 551-3411 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: J.A. Glaccum, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP
       Fax: (202) 661-0517